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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65792

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 AND ENDING 12/31/2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Ballantyne LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13950 Ballantyne Corporate Place Suite 185
(No. and Street)

Charlotte NC 28277
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scharf Pera + Co PLLC
(Name – *if individual, state last, first, middle name*)

4600 Park Rd Suite 112 Charlotte NC 28209
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

PROCESSED
MAR 18 2008
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

A 3/17

OATH OR AFFIRMATION

I, Stephen W Yarbrough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Ballantyne, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

my commission expires 3-20-2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scharf Pera & CO., PLLC
CERTIFIED
PUBLIC
ACCOUNTANTS

Independent Auditors' Report

Managing Members
First Ballantyne, LLC

We have audited the accompanying statement of financial condition of First Ballantyne, LLC as of December 31, 2007, and the related statements of income, changes in members' equity, and cash flows for the year ended December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Ballantyne, LLC at December 31, 2007, and the results of its operations and its cash flows for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scharf Pera & Co., PLLC

Scharf Pera & Co., PLLC
Charlotte, North Carolina
January 30, 2007

Charlotte Office
4600 Park Road, Suite 112
Charlotte, North Carolina 28209
704-372-1167
704-377-3259 FAX

E-MAIL ADDRESS: accountants@scharfpera.com

FIRST BALLANTYNE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	24,231
Deposits with clearing organization (cash)		3,671,777
Receivables from clearing organization		12,920,317
Securities owned:		
Marketable, at market value		11,471,212
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $120,347		69,272
Other assets		31,213
	$	28,188,022

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Payables to clearing organization	$	11,432,922
Securities sold, not yet purchased, at market value		11,386,792
Accounts payable, accrued expenses, and other liabilities		375,660
		23,195,374
Commitments and contingent liabilities		-
Members' equity		4,992,648
	$	28,188,022

The accompanying notes are an integral part of these financial statements.

FIRST BALLANTYNE, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:	
Principal transactions	$ 8,208,244
Interest and dividends	(3,364)
Other income	51,210
	8,256,090
Expenses:	
Employee compensation and benefits	4,770,898
Clearance fees	316,310
Communications and data processing	665,714
Interest	-
Occupancy	56,787
Other expenses	292,875
	6,102,584
NET INCOME	$ 2,153,506

The accompanying notes are an integral part of these financial statements.

FIRST BALLANTYNE, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

Ending Balance, December 31, 2006	$ 6,507,242
Net income	2,153,506
Contributions	1,809,252
Distributions	(4,200,100)
Redemptions	(1,277,252)
Ending Balance, December 31, 2007	$ 4,992,648

The accompanying notes are an integral part of these financial statements.

FIRST BALLANTYNE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 2,153,506
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	$ 30,729	
(Increase) decrease in operating assets:		
Deposits with clearing organization	1,357,288	
Receivable from clearing organization	(10,691,512)	
Securities owned	8,013,384	
Other assets	336	
Increase (decrease) in operating liabilities:		
Payable to clearing organization	(7,998,724)	
Securities sold, not yet purchased	10,520,758	
Accounts payable, accrued expenses, and other liabilities	108,112	
Total adjustments		1,340,371
Net cash provided by operating activities		3,493,877
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of furniture, equipment, and leasehold improvements	(13,854)	
Net cash used in investing activities		(13,854)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' contributions	1,809,252	
Distributions of members' equity	(4,200,100)	
Redemptions of members' equity	(1,277,252)	
Net cash used in financing activities		(3,668,100)
DECREASE IN CASH		(188,077)
CASH AT BEGINNING OF YEAR		212,308
CASH AT END OF YEAR		$ 24,231

The accompanying notes are an integral part of these financial statements.

FIRST BALLANTYNE, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

Note 1 - Organization and Nature of Business:

First Ballantyne, LLC (the "Company") was formed in the state of North Carolina in December 2002. The Company is a fixed-income trading organization that offers retail fixed-income trading desks, taxable debt products, investment ideas, support services and trade executions in fixed-income securities for financial professionals and the investing public. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company clears all customer transactions through another broker-dealer on a fully disclosed basis.

Note 2 - Significant Accounting Policies:

Cash and cash equivalents:

The Company considers all highly liquid investments having an original maturity of three months or less to be cash equivalents. Amounts invested may exceed federally insured limits at any given time.

Security transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Marketable securities are valued at market value.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes:

The Company is a limited liability company and has elected to be taxed under the partnership provision of the Internal Revenue Code. Under this provision, the members are taxed on the Company's taxable income. The Company bears no liability or expense for income taxes, and none is reflected in these financial statements. Similar provisions apply for state income taxes.

Depreciation:

Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

Note 2 - Significant Accounting Policies (continued):

Statement of cash flows:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of accounting estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Fair value of financial instruments:

The Company's financial instruments include cash, accounts receivable, accounts payable, accrued expenses and other liabilities. The carrying amounts of these financial instruments approximate fair value due to their short maturities. The carrying amounts of subordinated loans approximate their fair values based upon current rates available for similar types of instruments.

Note 3 - Cash Concentrations:

At December 31, 2007, cash exceeded federally insured limits by $972,467. These accounts are maintained in a high credit quality financial institution in order to reduce the risk of potential losses. The Company has not experienced any losses on these accounts.

Note 4 - Property and Equipment:

The principal categories and estimated useful lives of property and equipment are as follows:

		Estimated Useful Lives
Office equipment	$ 133,039	5 years
Furniture and fixtures	36,580	7 years
Leasehold improvements	20,000	life of lease
	189,619	
Less: accumulated depreciation	(120,347)	
	$ 69,272	

Depreciation expense for the year ended December 31, 2007 totaled $30,216.

Note 5 - Receivable From and Payable to Clearing Organization:

Amounts receivable from and payable to a clearing organization at December 31, 2007, consist of the following:

	Receivable	Payable
Deposits with clearing organization	$ 3,671,777	$ -
Receivable from clearing organization	12,920,317	-
Payable to clearing organization	-	11,432,922
	$ 16,592,094	$ 11,432,922

The clearing organization was a 7.4% owner of members' equity in the Company until all of its ownership units were redeemed on September 17, 2007. The Company paid the clearing organization $316,310 for ticket and clearing charges in 2007.

Note 6 - Securities Owned and Sold, Not Yet Purchased:

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate bonds, debentures, and notes	$ 11,471,212	$ 11,386,792

Note 7 - Members' Equity:

During 2007, the Company redeemed 125,000 membership units (26.4% of total at January 1, 2007) for $1,277,252. These units were sold to five existing member/employees for the same amount as the redemption amount of $1,277,252. Additionally, during 2007 the Company sold 40,000 new membership units for $532,000 to member/employees.

Note 8 - Defined Contribution Plan:

In 2004, the Company began a defined contribution retirement plan covering substantially all employees. Under this plan, the Company may make discretionary contributions. Total Company contributions to the plan were $179,545 for the year ended December 31, 2007.

Note 9 - Financial Instruments with Off-Balance-Sheet Risk:

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2007, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2007.

Note 10 - Operating Leases:

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2007, are approximated below:

Year ending December 31,		
2008	$	145,356
2009		30,000
2010		-
2011		-
Thereafter		-
	$	175,356

Operating lease expense for 2007 aggregated approximately $256,280.

Note 11 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum net capital of $100,000. At December 31, 2007, the company had net capital of $3,478,102, which was $3,378,102 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.11 to 1.

FIRST BALLANTYNE, LLC
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2007

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

SCHEDULE I
FIRST BALLANTYNE, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Net capital:		
Total members' equity		$ 4,992,648
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		4,992,648
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other deductions or allowable credits		-
Total capital and allowable subordinated borrowings		4,992,648
Deductions and/or charges:		
Nonallowable assets:		
Restricted cash	$ -	
Furniture, equipment, and leasehold improvements, net	69,272	
Other assets	31,213	
Other additions and/or credits		(100,485)
Net capital before haircuts on securities positions (tentative net capital)		4,892,163
Haircuts on securities:		
Debt securities		(1,246,940)
Undue concentration		(167,121)
Net capital		$ 3,478,102

Aggregate indebtedness:	
Items included in statement of financial condition:	
Accounts payable, accrued expenses, and other liabilities	$ 375,660
Other	-
Total aggregate indebtedness	$ 375,660

SCHEDULE I

FIRST BALLANTYNE, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

(continued)

Computation of basic net capital requirement:				
Minimum net capital required, greater of:				
Minimum net capital required as computed at 6.67 percent of aggregate indebtedness	$	25,044		
Minimum dollar net capital requirement		100,000		
Total net capital requirement			$	100,000
Excess net capital			$	3,378,102
Excess net capital at 1,000 percent			$	3,440,536
Ratio: Aggregate indebtedness to net capital				.11 to 1

The total net capital reported, $3,478,102, agrees with the Company's computation and amount reported in Part II of Form X-17A-5 (unaudited) FOCUS report as of December 31, 2007.

FIRST BALLANTYNE, LLC
STATEMENT REGARDING SCHEDULE II, III, AND IV
AS OF DECEMBER 31, 2007

Schedule II, III, and IV are not applicable. The Company has claimed an exemption from SEC Rule 15c3-3 based on the fact that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

END